

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Jon Heimer
Chief Executive Officer
Knilo HoldCo AB
Uppsala Science Park
SE-751 83
Uppsala, Sweden

Re: Knilo HoldCo AB
Draft Registration Statement on Form F-1
Submitted on December 11, 2020
CIK No. 0001835539

Dear Mr. Heimer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on December 11, 2020

Risk Factors
Because we have elected to take advantage of the "controlled company" exemption..., page 50

1. Please expand to disclose the percentage of your voting power Summa Equity AB currently beneficially owns and is expected to beneficially own immediately following the closing of the offering. Additionally, disclose that you are a controlled company in the Prospectus Summary.

Use of Proceeds, page 63

2. We note that you plan to use a portion of the proceeds of this offering to repay your

current outstanding credit facilities. Please expand to disclose the amount outstanding under these facilities and the material terms of repayment. Please also expand to disclose the amount outstanding under those facilities as of the latest practicable date and describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Please refer to Item 3.C.4 of Part I of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators of Performance and Financial Condition, page 75

3.   We note that you eliminate management adjustments when calculating non-IFRS *Adjusted EBITDA* and that you believe that these costs are not reflective of your normal course of business. We further note that these costs consist of impairment of intangible assets; system and process improvements, integration and reorganization costs; and recognition of the step up in inventory. Please revise to quantify and describe the nature of these costs and explain why these costs are not normal recurring expenses necessary to operate your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

4.   Further, we note that several of these management reconciling items appear to be recurring in nature since you reported similar costs in the comparable periods. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Otherwise, revise your presentation to comply.

Business
Overview, page 91

5.   We note your disclosure here and elsewhere that your customers carefully and rigorously vet and validate your technology before adopting Olink. Please expand your disclosure to describe the process whereby customers vet your technology.

6.   We note your disclosure in the last paragraph on page 93 and on page 3 that you plan to increase your library to approximately 3,000 protein biomarker targets in 2021 and to over 6,000 protein biomarker targets over time. Please expand your disclosure to describe how you plan to accomplish this in greater detail. We also understand from your disclosure that your detection technology relies on a matched pair of two antibodies each with a complementary DNA tag that hybridizes when in close proximity. Please clarify whether expanding your biomarker targets beyond your current library could be limited if some proteins require more than two antibodies for identification.

7.   We note your disclosure that you anticipate that the first diagnostic protein signature based on PEA will be commercialized by one of our customers in the diagnostics market

in 2021. Please clarify how you plan to derive revenue from such commercialization.

Our Market Opportunity, page 112

8.   We note that you estimate your addressable market is $35 billion, which consists of a $19 billion research opportunity and a $16 billion clinical opportunity. Please expand your disclosure to describe how you developed this estimate.

Intellectual Property, page 124

9.   Please expand your disclosure to discuss the durations of the patents you own or in-license.

Related Party Transactions
Management Services Agreement, page 137

10.   Please disclose if payments will be made to Summa Equity AB under the Management Services Agreement after the consummation of your offering and how any such payments would be determined. Please also file this agreement as an exhibit to your registration statement of tell us why such agreement is not required to be filed.

Principal Shareholders, page 139

11.   Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater shareholder identified in your table.

Description of Share Capital and Articles of Association, page 140

12.   We note from your introduction to this section that your summary of your share capital stock is qualified by reference to "applicable Swedish law." You may not qualify disclosure by reference to information outside the registration statement. Please revise as appropriate.

13.   We note your disclosure on page 55 that your articles of association will provide that the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act. Please expand your disclosure in this section to clearly describe your federal forum provision, address any uncertainty as to its enforceability and discuss the impact it may have on investors, including increased costs to bring a claim and that the provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

General

14. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

     You may contact Tara Harkins at (202) 551-3639 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Tim Buchmiller at (202) 551-3635 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Kristopher D. Brown, Esq.